EXHIBIT 99.1

MAG Silver Strengthens Management Team

VANCOUVER, British Columbia, May 01, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to announce the appointment of Gary Methven as Vice President: Technical Services effective May 1, 2023, and the promotion of Jill Neff to Vice President: Governance and Company Secretary effective immediately.

Mr. Methven is a skilled mining professional with experience in the mining industry spanning three decades. His expertise includes deep-level underground precious-metal mining, long-term mine planning, project management and consulting. He has managed technical and operational teams in many underground mines globally and, in his more recent capacity as Principal Mining Engineer and Underground Manager for AMC Mining Consultants (Canada), has led technical and trade-off studies, authored technical reports, estimated and audited mineral reserves, and led operational due diligence for companies operating in the Americas, including Fresnillo Plc, Pan American Silver and Capstone Copper.

Prior to joining MAG, Mr. Methven held several operational and consulting positions at AMC Mining Consultants (Canada), Newmont Australia, Hatch Africa, Gold Fields and Anglo American. Mr. Methven holds a Bachelor of Science in Mining Engineering from the University of the Witwatersrand and is a practicing Professional Engineer with Engineers and Geoscientists, British Columbia.

Ms. Neff has been with MAG since 2021 and has over 18 years’ experience in corporate governance, corporate secretarial duties, corporate law and securities regulation. She has been instrumental in MAG’s corporate governance and regulatory compliance initiatives and has played a key role in the Company’s public reporting obligations. In her expanded role, Ms. Neff will continue to oversee all aspects of governance and compliance, and will also take on additional responsibilities related to human capital.

“Gary and Jill are both highly skilled professionals and we are thrilled to have them on board in these very important roles,” said George Paspalas, President and CEO of MAG. “Gary's extensive technical expertise and leadership experience will be invaluable as we focus on extracting the best value from Juanicipio and progressing our other exciting exploration projects at Deer Trail and Larder, and Jill, in her new, expanded role, will continue to keep MAG abreast of corporate and governance responsibilities as we transition into a Tier-1 silver producer.”

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing of, and changes to, the company’s leadership team, and with respect to our exploration, development and advancement of our projects. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399

Website: www.magsilver.com
Email: info@magsilver.com